SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011
_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)
_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

On August 23, 2011, the Registrant announced that it had engaged the services of Mr. David Malek as its new VP Business Development, commencing October 16, 2011. Prior to joining the Registrant, Mr. Malek served from 2006 in various senior positions at the global pharmaceutical company, Sanofi (EURONEXT: SAN; NYSE: SNY). Most recently, Mr. Malek served as Director of New Products and Business Development at Sanofi's Oncology Unit.  Mr. Malek holds the rank of captain in the Israeli Air Force, and holds a BA from the University of Haifa, Israel, in Statistics and Political Science and an MBA from the Tuck School of Business, Dartmouth.

This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: August 23, 2011